# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cimpress plc, CIK 0001262976
CUSIP: G2143T103
Title of class of securities: Ordinary Shares, nominal value of (euro) 0.01 per share
Address of issuer's principal executive offices: First Floor Building 3, Finnabair Business and Technology Park, Dundalk, County Louth, Ireland (L2), A91 XR61
Date of event which requires filing of this statement: 07/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001543170
Persons authorized to receive notices and communications: Attention: Keith Cozza, Spruce House Investment Management LLC, 435 Hudson Street, Suite 804, New York, New York (NY), 10014, (646) 661-1774

## Reporting persons
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC (CIK 0001543170): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,058,904; sole dispositive power 0; shared dispositive power 2,058,904; aggregate amount beneficially owned 2,058,904 (8.28% of the class)
- SPRUCE HOUSE CAPITAL LLC (CIK 0001472167): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,058,904; sole dispositive power 0; shared dispositive power 2,058,904; aggregate amount beneficially owned 2,058,904 (8.28% of the class)
- THE SPRUCE HOUSE PARTNERSHIP LLC (CIK 0001797827): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,058,904; sole dispositive power 0; shared dispositive power 2,058,904; aggregate amount beneficially owned 2,058,904 (8.28% of the class)
- ZACHARY STERNBERG (CIK 0001679333): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 17,873; shared voting power 2,058,904; sole dispositive power 17,873; shared dispositive power 2,058,904; aggregate amount beneficially owned 2,076,777 (8.35% of the class)
- BENJAMIN STEIN (CIK 0001679335): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 16,805; shared voting power 2,058,904; sole dispositive power 16,805; shared dispositive power 2,058,904; aggregate amount beneficially owned 2,075,709 (8.34% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of (euro) 0.01 per share
Name of issuer: Cimpress plc
Address of issuer's principal executive offices: First Floor Building 3, Finnabair Business and Technology Park, Dundalk, County Louth, Ireland (L2), A91 XR61
Comment: This statement relates to the Ordinary Shares, nominal value of (euro) 0.01 per share (the "Shares") of Cimpress plc, a public limited company organized under the laws of Ireland (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Spruce House Investment Management LLC, a Delaware limited liability company ("Spruce Investment");

(ii) Spruce House Capital LLC, a Delaware limited liability company ("Spruce Capital");

(iii) The Spruce House Partnership LLC, a Delaware limited liability company ("Spruce Partnership");

(iv) Zachary Sternberg; and

(v) Benjamin Stein.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 435 Hudson Street, Suite 804, New York, New York 10014.
Present principal occupation or employment: The principal business of Spruce Investment is serving as the investment adviser to certain funds, including The Spruce House Partnership (AI) LP, a Delaware limited partnership ("Spruce AI") and The Spruce House Partnership (QP) LP, a Delaware limited partnership ("Spruce QP"). The principal business of Spruce Capital is serving as the general partner of certain funds, including Spruce AI and Spruce QP. Spruce AI and Spruce QP are each members of Spruce Partnership. Messrs. Sternberg and Stein are the managers of each of Spruce Investment and Spruce Capital.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 2,058,904 Shares beneficially owned by Spruce Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases for an aggregate purchase price of approximately $101,465,440, including brokerage commissions. Of the 17,873 Shares owned directly by Mr. Sternberg, 15,343 were purchased with personal funds in open market purchases for an aggregate purchase price of approximately $742,593, including brokerage commissions and 2,530 Shares were received in connection with Mr. Sternberg's tenure as a member of the board of directors of the Issuer. Mr. Sternberg also holds unvested performance stock units representing 5,128 Shares, which were issued to him in his capacity as a former director of the Issuer and were not included in the calculations set forth herein as they are subject to performance conditions that have not been met. Mr. Sternberg did not stand for re-election at the 2024 annual meeting of the Issuer and is no longer a director of the Issuer. The 16,805 Shares owned directly by Mr. Stein were purchased with personal funds in open market purchases for an aggregate purchase price of approximately $828,631, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the Shares they beneficially own for investment purposes. The Reporting Persons last reported their beneficial ownership of the Issuer's securities in a statement on Schedule 13G filed with the U.S. Securities and Exchange Commission on November 22, 2024. The Reporting Persons are evaluating various strategic options with respect to their investment in the Issuer. To facilitate these activities, the Reporting Persons have determined that they are no longer eligible to report their beneficial ownership of the Issuer's securities on Schedule 13G and are therefore filing this statement.

In connection with the evaluation of strategic options with respect to their investment in the Issuer, the Reporting Persons may explore or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, ownership, capital, or corporate structure, strategic transactions, capital allocation policy, strategy, and plans, as well as the composition of the Board of Directors of the Issuer (the "Board") (including by nominating candidates for election to the Board). In connection with the foregoing and depending upon, among other things, the Issuer's financial position, results of operations and strategic direction, price levels of the Shares, actions taken by the Board and the Issuer's management, the Reporting Persons' overall investment strategies, liquidity requirements, and other portfolio management considerations, applicable legal and regulatory constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may explore the acquisition of additional Shares in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons may also communicate or engage in discussions or negotiations with the Issuer, shareholders of the Issuer, advisors, other market participants, or other interested parties with respect to the foregoing.

Each of the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position, change its purpose, or formulate plans or proposals with respect thereto, which may include, depending on any discussions or matters referenced above, pursuing a disposition of some or all of their Shares in the open market, privately negotiated transactions, or otherwise, and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The foregoing lists of intentions, plans, strategies, negotiations, discussions, activities, and potential transactions under consideration are subject to termination, evolution, modification, or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares beneficially owned by each person named herein is based upon 24,878,772 Shares outstanding, as of April 28, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025.

As of the date hereof, Spruce Investment, as the investment adviser of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 2,058,904 Shares owned by Spruce Partnership, representing approximately 8.28% of the outstanding Shares.

As of the date hereof, Spruce Capital, as the general partner of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 2,058,904 Shares owned by Spruce Partnership, representing approximately 8.28% of the outstanding Shares.

As of the date hereof, 2,058,904 Shares are held in the account of Spruce Partnership, representing approximately 8.28% of the outstanding Shares.

As of the date hereof, Mr. Sternberg beneficially owned 17,873 Shares. Mr. Sternberg, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 2,076,777 Shares owned by Spruce Partnership, representing approximately 8.35% of the outstanding Shares. Mr. Sternberg also holds unvested performance stock units representing 5,128 Shares, which were issued to him in his capacity as a former director of the Issuer and were not included in the calculations set forth herein as they are subject to performance conditions that have not been met. Mr. Sternberg did not stand for re-election at the 2024 annual meeting of the Issuer and is no longer a director of the Issuer.

As of the date hereof, Mr. Stein beneficially owned 16,805 Shares. Mr. Stein, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 2,075,709 Shares owned by Spruce Partnership, representing approximately 8.34% of the outstanding Shares.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this statement shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction with respect to the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information disclosed under Item 3 above is incorporated herein by reference.

On July 3, 2025, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement by and among Spruce House Investment Management LLC, Spruce House Capital LLC, The Spruce House Partnership LLC, Zachary Sternberg, and Benjamin Stein, dated July 3, 2025.

## Signatures
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC: /s/ Zachary Sternberg, Zachary Sternberg / Managing Member (07/03/2025)
- SPRUCE HOUSE CAPITAL LLC: /s/ Zachary Sternberg, Zachary Sternberg / Managing Member (07/03/2025)
- THE SPRUCE HOUSE PARTNERSHIP LLC: /s/ Zachary Sternberg, Zachary Sternberg / Managing Member (07/03/2025)
- ZACHARY STERNBERG: /s/ Zachary Sternberg, Zachary Sternberg (07/03/2025)
- BENJAMIN STEIN: /s/ Benjamin Stein, Benjamin Stein (07/03/2025)